

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (216) 579-0212

March 10, 2011

Michael E. Hicks
Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, Ohio 44333-3300

> **Re:** **OMNOVA Solutions Inc.**
> **Registration Statement on Form S-4**
> **Filed February 11, 2011**
> **File No. 333-172196**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 25, 2011**
> **File No. 001-15147**

Dear Mr. Hicks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>S-4</u>

<u>Supplemental Letter</u>

1. We note your supplemental letter filed as correspondence. Please revise your supplemental letter to include the following:

   - The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

- The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter.

References to Additional Information, page i

2. Please revise to state that to obtain timely delivery, security holders must request the information no later than five business days before the date the exchange offer expires. See Part I, A, Item 2(2) of the Form S-4 instructions.

Disclosure Regarding Forward-Looking Statements, page ii

3. We note your disclosure in the first full paragraph after the bullet points on page iv, as well as the introductory paragraph for the section entitled "Risk Factors" beginning on page 20. Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you or of which you deem immaterial. Such qualifications and limitations are inappropriate. Your risk factor disclosure should address all known material risks that you face.

Market Share, Ranking and Other Data, page iv

4. Please remove the statement that information you have included in your prospectus may not be reliable. You are responsible for all of the information that you have chosen to include in your prospectus. If you believe information is not reliable, you should not provide it to investors.

Summary, page 1

5. Please revise to disclose your name, mailing address and telephone number pursuant to Item 503 of Regulation S-K.

Eliokem Selected Historical Financial Data, page 46

6. Please clarify the data is presented in millions of Euros.

Management's Discussion and Analysis, page 47

7. Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons

underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. For example:

- Discuss the underlying reasons for the changes in volume discussed in your analysis of the segments. For example, explain what drove the higher volumes in Paper and Specialty Chemicals and the decline in Carpet Chemicals and quantify the impacts.

- Discuss the nature and quantify the impact of specific cost controlling efforts that had a significant impact on your selling, general and administrative expense.

These are two specific examples and are merely representative of issues noted throughout your discussion. Please revise the discussion of results of operations accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

8. Please provide expanded analysis of fluctuations in raw material costs with the goal of enabling an investor to understand the impact on your business through the eyes of management. In addition to analyzing the changes that impacted the reporting periods, address your ability and intent to address raw material price increases and decreases through your sales contracts. Discuss the nature of your sales contracts and specific terms relating to index pricing, raw materials surcharges, or other mechanisms. Discuss limitations on your ability to capture increases in raw material costs, including a discussion of whether your ability to pass these costs through is limited by prevailing sales prices for your products due to market supply and demand. Discuss the timing of your use of higher cost raw materials in a rising cost environment and your ability to adjust sales contracts with fixed price provisions or other terms or conditions that may result in lag time. Discuss how the terms and conditions of your sales contracts affect the sales price of goods in periods of declining raw material prices.

Financial Resources and Capital Spending, page 54

9. In future filings, please provide a discussion of cash balances in foreign financial institutions and potential limitations on your ability to repatriate these funds due to foreign restrictions or potentially adverse tax consequences. Quantify the amount of undistributed earnings permanently reinvested outside the U.S. and other amounts potentially limited by other restrictions. Please provide us with an example of your disclosure, as it relates to your current Form 10-K.

Debt, page 55

10. You state, "The outstanding notes are jointly, severally and unconditionally guaranteed on a senior, unsecured basis by all of OMNOVA Solutions Inc.'s existing and future domestic subsidiaries that from time to time guarantee obligations under the outstanding notes, with certain exceptions." This language is also used in Note Q to the financial

statements in your Form 10-K. Please revise this disclosure to clarify your identification of the subsidiary guarantors. For example, the wording "all of" appears unnecessarily confusing in this context. Please remove these words or explain why they are necessary to an accurate description of the guarantors. Also, please confirm to us the subsidiaries are 100% owned as defined in Rule 3-10(h) and revise future disclosure to clarify. Also specify all guarantees are "full and unconditional."

Management, page 79

11. Please revise to briefly discuss, for each of your directors, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

The Exchange Offer, page 87

Expiration Date; Extensions; Amendments, page 89

12. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

13. We note your reservation of the right to amend the terms of the offer, and that in the event of a material change, you will extend the offer for a period of up to ten business days. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, any such extension will be made to ensure that at least five business days remain in the offer following notice of the material change.

Conditions, page 90

14. We note that you may determine whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard, such as reasonableness, for the determination of whether a condition has been satisfied.

Description of the Notes, page 96

15. In the third paragraph on page 96, please remove the statement that the description of the notes does not define rights of note holders. This language may suggest that investors do

not have rights under the federal securities laws with respect to your disclosure of the note terms that you have provided.

Guarantees, page 98

16. In addition to our earlier comment in the Debt section, we note that your cover page states that the guarantees are "joint and several" and the description on page 98 states that they are "full and unconditional". Please revise these disclosures and any similar disclosures that appear in the prospectus to clarify that the guarantees are "full and unconditional and joint and several".

Certain U.S. Federal Income Tax Considerations, page 138

17. You are required to furnish a description of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise this section to delete the word "certain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

Available Information, page 145

18. Please revise to disclose our current address, "100 F Street, NE, Washington, D.C. 20549."

Signatures, page II-6

19. Please revise to include the signature of the controller or principal accounting officer of OMNOVA Solutions Inc. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instruction (2) of Form S-4.

Exhibit Index, page II-12

20. Please revise to include, for the five guarantor subsidiaries, the exhibits required pursuant to the exhibit table in Item 601 of Regulation S-K.

Form 10-K for the year ended November 30, 2010

Exhibit Index, page 87

21. We note that you have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 10.30 and 10.32 to the Form 10-K. Please file complete copies of these documents, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

<u>Signatures, page 89</u>

22. In future filings, please include the signature of your controller or principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See General Instruction D of Form 10-K.

<center>Definitive Proxy Statement</center>

<u>Compensation Consultants and Benchmarking, page 28</u>

23. We note disclosure in the third paragraph on page 28 that the Committee generally considers base salary, and total cash and total compensation, assuming target achievement, at the 50th percentile, and maximum performance at the 75th percentile of market data to be market competitive. In future filings, for each of your named executive officers, please disclose where the actual base salaries, total cash and total direct compensation fell in relation to targeted benchmarked parameters. To the extent actual compensation was outside the targeted percentile range, please explain why. Please show us what your disclosure would look like.

24. We note disclosure in the third paragraph on page 28 that you assessed market competitiveness using survey data collected from human resources and executive consulting firms. We also note disclosure in the fourth paragraph on page 28 that you benchmark compensation. In future filings, please identify the components of the survey data collected including the component companies and the names of the human resources and executive compensation firms that provided the data. See Item 402(b)(2)(xiv) of Regulation S-K. Please show us what your disclosure would look like.

<u>Equity Awards, page 39</u>

25. We note disclosure in the first full paragraph on page 40 that the restricted stock award is determined first by calculating approximately 30% of the executive's base salary and then, where appropriate, adjusting the award of each of your named executive officers based on factors such as individual performance and retention concerns. We also note that Mr. McMullen received almost 80% of his 2010 base salary in restricted stock which is in excess of the 30% base calculation. In future filings, for each of your named executive officers, please describe the elements of individual performance that the Committee considered in determining the amount of the restricted stock award for such officers. See Item 402(b)(2)(vii) of Regulation S-K.

<u>Summary Compensation Table, page 45</u>

26. Please confirm that the grant date fair value of the stock and option awards in the table were computed in accordance with FASB Accounting Standards Codification Topic 718. In future filings, please clarify this in the footnote disclosure as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael J. Solecki, Esq. (*Via Facsimile 216/579-0212*)
        Jones Day
        901 Lakeside Avenue
        Cleveland, Ohio 44114-1190